Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces 2024 corporate guidance

All financial figures are in Canadian dollars, unless noted otherwise

•	Upstream production of 770,000 – 810,000 barrels per day, approximately 7% higher than 2023
•	Refining capacity utilization strong at an expected 92% to 96%
•	Fort Hills three-year improvement plan on target, with opportunities to further increase value
•	Capital program to deliver shareholder value, pursuing investments to improve competitiveness
•	Focus on continuing to reduce overall cost structure, increasing financial resiliency

Calgary, Alberta (December 5, 2023) – Suncor Energy (TSX: SU) (NYSE: SU) released its 2024 corporate guidance today which includes annual upstream production of 770,000 – 810,000 barrels per day (bbls/d) and refining utilization of 92% to 96%. Suncor’s production increase reflects continued strong existing asset performance, 100% ownership of Fort Hills, changes to the makeup of its Exploration & Production (E&P) portfolio, including the earlier sale of its U.K. North Sea assets, and a full year of production from Terra Nova.

“Suncor’s 2024 guidance reflects our priority to deliver improved shareholder returns through focused cost reductions, increased upstream production and a disciplined capital investment program, all targeted at improving the company’s free funds flow per share,” said Rich Kruger, President and Chief Executive Officer. “We have a winning formula to create value through our unparalleled, integrated upstream and downstream asset base, and an intense focus to deliver value to our shareholders.”

Production Guidance

2024 Full Year Outlook
Total Production (bbls/d)	770,000 - 810,000
Oil Sands Operations (bbls/d) (1)	430,000 - 460,000
Synthetic Crude Oil (bbls/d)	315,000 - 330,000
Bitumen (bbls/d)	115,000 - 130,000
Fort Hills (bbls/d) Suncor working interest of 100%	155,000 - 165,000
Syncrude (bbls/d) Suncor working interest of 58.74%	175,000 - 190,000
Inter-Asset Transfers and Consumption(2)	(35,000) - (60,000)
Exploration and Production (bbls/d)	45,000 - 55,000

Refinery Throughput (bbls/d)	430,000 - 445,000
Refinery Utilization (3)	92% - 96%
Refined Product Sales (bbls/d)	550,000 - 580,000

1)	Oil Sands Operations production includes synthetic crude oil, diesel, and bitumen and excludes Fort Hills PFT bitumen and Syncrude synthetic crude oil production.
2)	Inter-Asset Transfers and Consumption includes sour crude, bitumen and diesel transfers between assets to optimize production as well as diesel that is internally consumed at the producing asset site.
3)	Refinery utilization is based on the following crude processing capacities: Montreal - 137,000 bbls/d; Sarnia - 85,000 bbls/d; Edmonton - 146,000 bbls/d; and Commerce City - 98,000 bbls/d.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3

Capital Guidance

Suncor’s 2024 capital program reflects both sustaining and economic capital, including capital for mining fleet upgrades at both Fort Hills and Base Mine, the replacement of the Upgrader 1 coke drums at Base Plant, completion of the Base Plant co-generation project, the continued development of the West White Rose and Syncrude Mildred Lake West Mine Extension projects. These investments reflect a disciplined approach to capital allocation to ensure the safe and reliable operation of Suncor’s assets and to invest to improve competitiveness and deliver long-term value to our shareholders.

Capital Expenditures (1)

(C$ millions)

	2024 Full Year Outlook	% Economic Investment (2)
Oil Sands	4,300 - 4,400	45%
E&P	700	100%
Downstream	1,200 - 1,300	20%
Corporate	100	25%
Total	6,300 - 6,500	45%

1)	Capital expenditures exclude capitalized interest of approximately $350 million.
2)	Balance of capital expenditures represents Asset Sustainment and Maintenance capital expenditures. For definitions of Economic Investment and Asset Sustainment and Maintenance capital expenditures, see the Capital Investment Update section of Suncor’s Management’s Discussion and Analysis for the Third Quarter of 2023 dated November 8, 2023 (the “MD&A”), available at sedarplus.ca.

Cash Operating Costs Guidance

Suncor’s cash operating costs per barrel reflect a continued focus on reducing costs while also capturing opportunities to grow shareholder value. Fort Hills cash operating costs per barrel include an acceleration into 2024 and 2025 of activity originally planned for later this decade, including opening the North Pit in two sections rather than one as originally planned.

“We are pleased with the progress on our Fort Hills three-year improvement plan and the increased clarity and confidence in the longer-term plans which are designed to maximize the ultimate value of this asset for our shareholders,” said Rich Kruger.

2024 Full Year Outlook
Oil Sands Operations Cash Operating Costs ($/bbl) (1)(4)	$28.00 - $31.00
Fort Hills Cash Operating Costs ($/bbl) (2)(4)	$33.00 - $36.00
Syncrude Cash Operating Costs ($/bbl) (3)(4)	$35.00 - $38.00

1)	Oil Sands operations cash operating costs per barrel are based on the following assumptions: production volumes, sales mix, and average natural gas prices as described in greater detail at suncor.com/guidance.
2)	Fort Hills cash operating costs per barrel are based on the following assumptions: production volumes and average natural gas prices as described in greater detail at suncor.com/guidance.
3)	Syncrude cash operating costs per barrel are based on the following assumptions: production volumes, sales mix, and average natural gas prices as described in greater detail at suncor.com/guidance.
4)	Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are non-GAAP financial measures. Non-GAAP financial measures are not prescribed by GAAP and therefore do not have any standardized meaning. Users are cautioned that these measures may not be fully comparable to one another or to similar information calculated by other entities due to differing operations. For more information, see the Cash Operating Costs and Non-GAAP Financial Measures Advisory sections of the MD&A. Both sections are incorporated by reference herein.

For more detail on Suncor’s outlook and capital spending plan, see suncor.com/guidance.

Legal Advisory – Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward- looking statements in this news release include references to: the expectation that Suncor’s capital spending program will be approximately $6.3 to $6.5 billion and expectations of where that spending will be directed; Suncor’s expected 2023 upstream production; Suncor’s expectations around 2024 annual production, including planned upstream production of 770,000 - 810,000 bbls/d and planned ranges for Oil Sands operations (430,000 – 460,000 bbls/d), made up of Synthetic Crude Oil (315,000 – 330,000 bbls/d) and Bitumen (115,000 – 130,000 bbls/d), Fort Hills (155,000 – 165,000 bbls/d), Suncor’s working interest in Syncrude (175,000 – 190,000 bbls/d) and Exploration & Production (45,000 – 55,000 bbls/d); Suncor’s expected 2024 inter-asset transfers and consumption range of 35,000 – 60,000 bbls/d; Suncor’s expected Oil Sands operations cash operating costs, projected to be in the range of $28.00 - $31.00 (US $20.70 – $22.90) per barrel for 2024; expected Fort Hills cash operating costs, projected to be in the range of $33.00 – $36.00 (US $24.40 – $26.60) per barrel for 2024; expected Syncrude cash operating costs, projected to be in the range of $35.00 – $38.00 (US $25.90 – $28.10) per barrel for 2024; Suncor’s expected Refinery Throughputs (430,000 – 445,000 bbls/d) and Utilization (92% – 96%) in 2024; Suncor’s expected Refined Product Sales (550,000 – 580,000 bbls/d) in 2024; the expected impacts of planned maintenance; the design and expected impacts of Suncor’s capital program; and expectations regarding the three-year operational improvement plan at Fort Hills. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “guidance”, “outlook”, “will”, “expected”, “estimated”, “focus”, “planned”, “believe”, “anticipate” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Assumptions for the Oil Sands operations, Syncrude and Fort Hills 2024 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2024. Assumptions for the Exploration and Production 2024 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2024 corporate guidance include, but are not limited to:

•	Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.
•	Third-party infrastructure. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company's ability to produce or market its crude oil.
•	Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.
•	Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.
•	Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.
•	Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.
•	Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Non-GAAP Financial Measures

Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are not prescribed by Canadian generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are included because management uses the information to analyze business performance, including on a per barrel basis, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP financial measures are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and, for the period ended September 30, 2023, are reconciled to the comparable GAAP measure in the MD&A, and each such reconciliation are incorporated by reference herein. Oil Sands operations cash operating costs of $28.00 - $31.00 (US $20.70 – $22.90) per barrel is based on the assumptions that: (i) Suncor will produce 430,000 - 460,000 bbls/d at Oil Sands operations (of which 315,000 - 330,000 bbls/d will be synthetic crude oil and 115,000 – 130,000 will be bitumen); and (ii) natural gas used at Suncor’s Oil Sands operations (AECO - C Spot ($CAD)) will be priced at an average of $3.00/GJ over 2024. Fort Hills cash operating costs of $33.00 – $36.00 (US $24.40 – $26.60) per barrel is based on the assumptions that: (i) Fort Hills production will be 155,000 – 165,000 bbls/d; and (ii) natural gas used at Fort Hills (AECO - C Spot ($CAD)) will be priced at an average of $3.00/GJ over 2024.

Syncrude cash operating costs of $35.00 – $38.00 (US $25.90 – $28.10) per barrel is based on the assumptions that: (i) Syncrude will produce 175,000 - 190,000 bbls/d of synthetic crude oil (net to Suncor); and (ii) natural gas used at Syncrude (AECO - C Spot ($CAD)) will be priced at an average of $3.00/GJ over 2024. The Syncrude cash operating costs per barrel and Fort Hills cash operating costs per barrel measures may not be fully comparable to similar information calculated by other entities (including Suncor’s Oil Sands operations cash operating costs per barrel) due to differing operations.

Suncor’s Management’s Discussion and Analysis for the third quarter of 2023 dated November 8, 2023 (the “MD&A”), its Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 6, 2023, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/financialreports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro- Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low- emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North America Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com

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